NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, February 15, 2006

Contact:

Investor Relations

(No.2006-02-05)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Grants Stock Options

Vancouver, British Columbia – February 15, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) wishes to announce that it has granted 500,000 stock options to an officer of the Company, exercisable for a period of three years, at a price of $0.36 per share.

These options are subject to regulatory and shareholder approvals.

About Northern Canadian Minerals Inc.

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski, a geologist with over 25 years of exploration experience.  NCA is currently reviewing new projects in highly prospective uranium camps to further add to its portfolio of properties.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, President

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca